

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2023

R. LaDuane Clifton, CPA
Chief Financial Officer, Secretary and Treasurer
Zevra Therapeutics, Inc.
1180 Celebration Boulevard, Suite 103
Celebration, FL 34747

> **Re: Zevra Therapeutics, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 29, 2023**
> **File No. 333-274758**

Dear R. LaDuane Clifton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephanie M. Hosler, Esq.